04031918

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, June 4, 2004 Home Equity Pass-Through Certificates, Series 2004-3

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107055

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: John P. Graham
Title: Vice President

Dated: June 4, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

HEMT

[DERIVED INFORMATION]

Home Equity Mortgage Trust Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

Deal Name: HEMT 2004-3

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	Difference	DTI	% of Full Doc	% of Primary Owner	% Cashout
Aggregated	8632	385,718,667.72	44,684.74	100.00%	9.6200	214	680	18.16	95.84	77.68	39.78	48.08	93.45	22.40
RATE														
10.01-10.5	711	30,495,891.64	42,891.55	7.91%	10.3300	232	670	19.26	97.90	78.64	40.02	41.26	95.54	20.62
10.501-11	790	38,437,850.47	48,655.51	9.97%	10.8800	201	671	18.83	97.04	78.21	41.01	24.81	94.24	22.03
11.001-11.5	614	25,379,205.80	41,334.21	6.58%	11.3900	249	654	19.05	96.64	77.59	40.05	48.03	95.53	22.48
11.501 - 12.000	926	35,866,626.74	38,732.86	9.30%	11.9300	229	660	18.41	97.35	78.94	39.10	30.79	81.84	18.24
12.001 - 12.500	107	3,552,328.60	33,199.33	0.92%	12.3500	217	641	16.83	95.75	78.92	43.25	47.81	97.06	55.31
12.501 - 13.000	88	2,427,102.01	27,580.70	0.63%	12.8900	206	630	18.08	97.18	79.10	42.66	55.61	98.37	39.41
13.001 - 13.500	17	476,416.65	28,024.51	0.12%	13.3600	210	643	18.88	97.54	78.66	44.16	71.58	100.00	61.40
13.501 - 14.000	35	727,074.60	20,773.56	0.19%	13.8600	195	608	15.21	97.06	81.85	42.53	75.90	95.10	35.25
14.001 - 14.500	2	58,894.79	29,447.40	0.02%	14.1200	234	606	16.58	95.93	79.35	45.27	100.00	100.00	100.00
14.501 - 15.000	3	37,181.59	12,393.86	0.01%	14.9400	199	579	14.15	97.07	82.92	40.29	100.00	100.00	0.00
				35.64%										
FICO														
N/A or Below 500	3	154,225.75	51,408.58	0.04%	11.6800	357	0	13.40	93.39	79.99	39.06	0.00	100.00	0.00
500 - 519	4	71,343.85	17,835.96	0.02%	13.1200	175	514	9.85	88.40	78.55	38.10	100.00	100.00	0.00
520 - 539	9	156,400.53	17,377.84	0.04%	11.3400	176	532	12.94	93.57	80.63	46.09	100.00	100.00	34.83
540 - 559	29	519,814.73	17,924.65	0.13%	12.3400	175	551	10.08	94.16	84.08	43.87	100.00	100.00	7.67
560 - 579	30	547,859.28	18,261.98	0.14%	11.9000	181	570	12.56	89.47	76.91	43.45	100.00	100.00	35.07
580 - 599	47	1,512,382.45	32,178.35	0.39%	11.2900	207	591	14.54	91.00	76.46	43.65	97.38	100.00	59.42
600 - 619	609	21,129,410.75	34,695.26	5.48%	10.8900	256	610	18.98	97.22	78.24	40.80	98.83	100.00	23.53
620 - 639	1147	46,434,685.66	40,483.60	12.04%	10.2700	224	629	18.04	95.96	77.92	40.80	77.06	99.58	33.48
640 - 659	1614	69,977,382.02	43,356.49	18.14%	9.9700	218	649	18.49	96.57	78.08	40.55	53.51	97.93	30.86
660 - 679	1470	72,100,204.24	49,047.76	18.69%	9.7600	212	669	18.39	95.94	77.55	40.60	42.48	96.50	24.38
				55.12%										
CLTV														
80	57	5,388,150.38	94,528.95	1.40%	7.6900	242	701	14.74	80.00	65.26	33.21	32.12	77.80	43.66
80.01 - 85	190	9,985,437.48	52,554.93	2.59%	9.0000	209	675	15.16	83.66	68.50	39.11	47.28	88.80	61.85
85.01 - 90	1108	48,820,679.95	44,061.99	12.66%	9.0900	213	688	13.44	89.59	76.15	37.55	38.09	75.13	26.16
90.01 - 95	1,280	57,501,276.84	44,922.87	14.91%	9.6800	207	693	16.15	94.72	78.57	38.32	37.89	83.34	19.45
95.01 - 100	5,699	248,002,747.30	43,516.89	64.30%	9.8600	214	675	20.04	99.91	79.87	40.58	53.44	99.95	16.71
				95.85%										

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	Difference	DTI	% of Full Doc	% of Primary Owner	% Cashout
Aggregated	8632	385,718,667.72	44,684.74	100.00%	9.6200	214	680	18.16	95.84	77.68	39.78	48.08	93.45	22.40
2nd Home	110	4,505,702.87	40,960.94	1.17%	9.3600	212	717	14.38	89.75	75.37	37.35	29.17	0.00	18.85
Invest Property	631	20,764,144.19	32,906.73	5.38%	10.2400	204	717	14.67	90.46	75.79	34.85	29.68	0.00	11.46
				6.55%										
Documentation Type														
NINA	244	13,722,509.26	56,239.79	3.56%	9.8700	243	712	16.24	86.63	70.39	44.35	0.00	86.67	29.57
Reduced Doc	3,081	145,324,315.72	47,167.91	37.68%	9.8100	199	691	17.89	95.79	77.90	38.74	0.00	90.48	22.13
Stated	893	41,204,695.66	56,239.79	10.68%	10.2000	195	690	18.39	96.06	77.67	40.20	0.00	94.85	17.46
				51.92%										
Cash Out	1944	86,392,083.69	44,440.37	22.40%	9.5400	214	665	17.67	91.29	73.62	40.64	49.75	96.26	100.00
2-4 Family	43	1,827,310.90	42,495.60	0.47%	10.3200	325	665	19.77	99.55	79.78	41.71	97.09	100.00	10.29
CA-N	771	47,143,173.06	61,145.49	12.22%	9.5400	205	682	17.86	95.60	77.74	41.08	48.86	97.04	21.01
CA-S	1737	105,279,113.93	60,609.74	27.29%	9.3900	203	687	17.74	93.98	76.24	40.09	42.47	94.57	21.19
FL	533	19,499,203.00	36,583.87	5.06%	10.0900	236	666	18.76	96.69	77.93	40.02	49.90	94.57	21.66
NA	5591	213,797,177.73	38,239.52	55.43%	9.7000	219	677	18.38	96.74	78.36	39.32	50.51	92.00	23.37
				100.00%										
Debt to Income Ratio														
40.01 - 45	1282	52,161,973.54	40,687.97	13.52%	9.37	236	669	18.67	96.82	78.15	42.89	100	95.69	23.58
45.01 - 50	1146	48,705,689.76	42,500.60	12.63%	9.5	214	658	19.01	97.53	78.52	47.79	100	98.96	24.97
50.01 - 55	148	9,606,259.85	64,907.16	2.49%	9.4	213	660	17.4	94.79	77.39	53.01	100	99.5	27.13
greater than 55	6	233,054.96	38,842.49	0.06%	7.9	221	687	15.23	84.27	69.04	57.85	100	100	45.9
* Full/Alt Docs Only				**28.70%**										

Aggregated	8632	385,718,667.72	44,684.74	100.00%	9.6200	214	680	18.16	95.84	77.68	39.78	48.08	93.45	22.40
1st lien	3	21,279.44	7,093.15	0.01%	7.99	45	801	4.19	3.26	-0.93	28.14	100	100	100
Prepayment Penalty	4,313	196,682,087.09	45,602.15	50.99%	9.8200	213	670	18.76	97.01	78.25	40.89	57.06	97.35	24.75
Junior Ration														
15.001 - 20.000	6,673	296,497,335.55	44,432.39	76.87%	9.7700	213	678	18.89	98.24	79.35	40.13	50.69	96.45	17.89
20.001 - 25.000	474	29,326,983.78	61,871.27	7.60%	9.4400	218	685	19.73	90.66	70.93	38.73	42.87	85.44	33.11
25.001 - 30.000	117	8,477,351.92	72,456.00	2.20%	9.4100	218	693	24.35	88.90	64.55	39.52	33.12	89.69	47.33
30.001 - 35.000	26	2,427,418.85	93,362.26	0.63%	9.5800	220	683	27.57	86.37	58.80	42.61	26.72	79.46	67.60
35.001 - 40.000	18	1,490,841.13	82,824.51	0.39%	9.3100	226	686	30.42	82.00	51.58	39.76	26.77	96.65	70.85
40.001 - 45.000	10	745,175.24	74,517.52	0.19%	8.4800	172	694	29.13	70.50	41.37	40.51	25.91	94.68	72.62
45.001 - 50.000	4	531,327.86	132,831.97	0.14%	8.0900	282	692	32.41	68.94	36.53	36.70	56.23	100.00	90.39
50.001 - 55.000	2	269,636.08	134,818.04	0.07%	8.0700	178	752	42.76	79.62	36.86	37.59	100.00	100.00	100.00
55.001 - 60.000	4	254,555.27	63,638.82	0.07%	9.9100	201	728	46.53	80.91	34.38	47.95	47.85	100.00	47.85
60.001 - 65.000	1	24,742.36	24,742.36	0.01%	6.5000	235	683	29.41	48.14	18.73	42.00	100.00	100.00	100.00
65.001 - 70.000	1	39,300.08	39,300.08	0.01%	6.2500	358	754	20.51	31.45	10.94	33.58	100.00	100.00	0.00
75.001 - 80.000	1	8,698.71	8,698.71	0.00%	7.2500	10	784	18.20	23.97	5.77	14.50	100.00	100.00	100.00
95.001 >=	8	195,819.50	24,477.44	0.05%	7.3600	185	744	14.71	14.66	-0.05	28.36	36.96	100.00	73.90
				88.22%										

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

Hemi 2004-3

Originators	No of Loans	Total Scheduled Balance	%	Average Balance	FICO	LTV	Full Doc DTI	Owner Occupied %	WAC	PUD %
Accredited Home Lenders Inc.	1,000	43,798,353.86	11.35	43,798.35	668	19.23	43.60	99.97	10.25	17.53
Alliance Bancorp	31	2,858,013.38	0.74	92,193.98	699	16.25	38.00	72.57	11.39	25.74
Capitol Commerce Mortgage Comp	1	31,776.87	0.01	31,776.87	779	7.00	-	100.00	10.38	-
CIT	1	31,591.79	0.01	31,591.79	638	20.00	-	100.00	12.99	-
CSFB Guidelines	3,452	166,132,085.78	43.07	48,126.33	700	17.30	37.80	85.55	9.31	23.90
Decision One Mortgage Company,	2,097	75,780,808.15	19.65	36,137.72	666	19.65	41.46	100.00	9.43	11.96
Downey Bank	124	5,503,270.00	1.43	44,381.21	727	11.98	39.25	96.63	7.34	18.05
Fieldstone Mortgage Company	2	62,406.21	0.02	31,203.11	657	15.32	-	100.00	10.63	53.24
First Franklin Financial Corpo	216	26,899,787.22	6.97	124,536.05	661	16.91	39.38	100.00	9.17	32.02
Fremont Investment & Loan	8	284,582.54	0.07	35,572.82	641	19.41	49.81	100.00	11.18	-
Impac Mortgage Holdings, Inc.	243	8,358,496.36	2.17	34,397.10	655	14.50	43.10	97.13	9.46	8.21
Lime Financial Services Ltd.	45	2,574,134.73	0.67	57,202.99	676	19.33	42.40	100.00	10.57	29.41
Master Financial, Inc.	39	1,568,886.43	0.41	40,227.86	645	18.36	43.62	100.00	10.18	-
Meritage Mortgage Corporation	2	43,460.47	0.01	21,730.24	659	20.02	49.61	100.00	12.31	-
Millennium Funding Group	30	1,329,769.33	0.34	44,325.64	650	19.11	42.37	100.00	10.95	22.35
MortgageIT, Inc.	5	116,389.31	0.03	23,277.86	706	14.07	35.38	85.85	7.68	15.31
New York Community Bank	6	47,053.54	0.01	7,842.26	776	8.49	25.60	100.00	7.99	-
Option One Mortgage Corporation	984	33,868,075.52	8.78	34,418.78	646	20.04	39.64	100.00	10.57	19.96
Saxon Mortgage, Inc.	303	14,879,196.09	3.86	49,106.26	671	19.64	43.65	100.00	11.09	22.24
Sterling Capital Mortgage Comp	2	24,153.03	0.01	12,076.52	661	19.87	-	100.00	11.99	-
Taylor Bean & Whitaker Mortgag	40	1,516,472.18	0.39	37,911.80	710	16.76	37.12	97.95	8.22	30.93
US Bank NA	1	9,904.93	-	9,904.93	759	2.55	19.19	100.00	6.88	-
Total:	8,632	385,718,667.72	100.00	44,684.74	680	18.16	40.41	93.45	9.62	20.51

Hemt 2004-3

DTI (Full Docs)	No of Loans	Total Scheduled Balance	%	LTV	FICO	% SFR	% PUD	% Owner Occupied
<= 0.00	4	196,901.93	0.11	20.20	698	87.09	-	100.00
0.01 - 5.00	4	450,441.45	0.24	16.31	636	76.07	23.93	100.00
5.01 - 10.00	7	339,959.37	0.18	14.81	687	53.12	41.42	77.11
10.01 - 15.00	17	911,571.61	0.49	15.58	655	64.55	28.12	97.92
15.01 - 20.00	63	2,657,894.04	1.43	15.99	684	75.75	12.90	87.36
20.01 - 25.00	146	6,938,189.96	3.74	18.57	677	66.51	20.79	91.12
25.01 - 30.00	291	11,842,185.31	6.39	17.77	676	66.61	23.24	92.76
30.01 - 35.00	516	19,553,924.41	10.54	18.07	673	66.90	22.12	92.08
35.01 - 40.00	784	31,869,100.89	17.18	18.50	666	67.44	20.82	96.18
40.01 - 45.00	1,282	52,161,973.54	28.12	18.67	669	68.74	18.71	95.69
45.01 - 50.00	1,146	48,705,689.76	26.26	19.01	658	71.33	17.10	98.96
50.01 - 55.00	148	9,606,259.85	5.18	17.40	660	62.46	27.97	99.50
55.01 >=	6	233,054.96	0.13	15.23	687	100.00	-	100.00
Total:	**4,414**	**185,467,147.08**	**100.00**	**18.47**	**667**	**68.59**	**19.83**	**95.97**